INVEST IN **CROWDSOLVE**

A startup platform supporting the next generation of climate entrepreneurs



crowdsolve.eco Denver CO

Fintech & Finance | Service | Clean Tech

LEAD INVESTOR



Jacqueline Ros Amable Managing Director, Venture For ClimateTech

I'm investing in Crowdsolve for a number of reasons but first and foremost I believe in the vision and the team behind it. The fact is, how we support entrepreneurial communities, in particular climate entrepreneurial communities, is on the brink of an evolution and I think Crowdsolve will lead the way! They understand that for communities to thrive, all community members and stakeholders must benefit and they are creating the platform to make that a reality. I'm excited to see them continue to create value both for their community and their investors.

Invested $1,000 this round & $1,000 previously

Highlights

1. CEO has founded and sold three venture backed start-ups with exit value exceeding $50 million.
2. Already raised $135K from professional investors and friends and family.
3. Seasoned team with start-up track record, several exits, and accelerator experience.
4. Supporting thousands of climate entrepreneurs from around the world at scale.
5. Differentiated solution using web3 technology to incentivize engagement with tokenization.
6. Partnering with universities and accelerators like Penn Climate Ventures and gener8tor.
7. Making entrepreneurship accessible for early stage innovators from around the world.
8. Chance to own SOLV tokens to track value and sponsor innovations in the CrowdSolve ecosystem.

Our Team



Tim Wolters Co-Founder & CEO

Founded four start-ups with three successful exits, and holds two patents in artificial intelligence. He took his last company through Techstars incubator and has been a mentor with Techstars for 15 years.

The climate crisis is the defining issue of our time. If we are going to achieve net zero by 2050, we need to activate as many entrepreneurs as possible over the next decade. CrowdSolve was founded in 2021 with this sense of conscious urgency. We exist to empower early-stage innovation to solve the climate crisis.



Leah Bowes Co-Founder & COO

Customer experience and operational executive who has spent 20 years creating award winning customer experiences at scale and leading client service teams in venture backed companies.



Ronald Hans Advisor & Head of Sponsorships

Award winning media producer, global payments operator and seasoned investor with experience creating digital access in Latin America and other emerging markets.



Rob Kellogg Director of Innovation

Over twenty years of experience working with businesses, governmental agencies and nonprofits in various leadership and entrepreneurial roles across diverse sectors, with 5+ years teaching social entrepreneurship and engaged in impact investing.



Brandon Line Director of Product

Seasoned product leader with more than 10 years experience in software start-ups and nonprofits with a focus on micro-philanthropy. Experienced in building SaaS-based products in Agile environments.



Chris McCarthy Director of Tokenomics

PhD in Economics, academic, and expert in DeFi. Currently an active contributor to the Shapeshift DAO where he is a member of its treasury management and diversification committee overseeing

the management of 18% of the total supply.

Pitch



CrowdSolve
An early incubation platform for aspiring climate entrepreneurs

We're an ecosystem rallying around climate innovators.

CrowdSolve uses leading-edge technology to bring business and climate experts together around a common cause - our planet.



The problem facing our planet



- Climate change is the defining crisis of our time.
- Time and resources are limited, and climate innovation can be complex.
- We must generate more shots on goal to solve this crisis.

Today, only 1% of climate entrepreneurs are accepted into incubators and accelerators



CrowdSolve is incubation at scale

Everyone gets the help they need!



Our story

In 2020 we started a non-profit called 1000 Gretas to help fund Climate Tech Startups.

We quickly found the number of startups

So, we started a platform and community to help ALL climate entrepreneurs

And created partnerships with

We raised venture capital to prove out our model with a growing list of climate innovators.



needing help is staggering

incubators to find those who can use a hand

Our mission



CrowdSolve is a community of innovators and mentors committed to nurturing and advancing bold ideas for climate.

We cultivate connection and collaboration to prepare thousands of climate startups for their next phase of growth.

How it works


Trevor
About me
My climate story
Impact areas of interest (current expertise or desired)

1

New members create a profile to share their climate story


Unlikely Farms

Innovators add their innovations

2

Mentors, experts, & investors browse the ecosystem for innovations to work with



3

Innovators work through our curated curriculum of learning modules called "Blox"


The Problem
The Why
Solution Hypothesis

Mentors validate progress and give feedback



Innovators stay organized with CrowdSolve's easy tools

4

Investors and accelerators follow innovations and view their progress


Leadership
Impact
Finance
Strategy
Product

5

The CrowdSolve ecosystem gives innovators the right tools and connections at the right time


IDEATE
BUILD
TEST
LAUNCH

The first stage of
their journey is free!

Fueled by Web3 SOLV tokens

Innovators use tokens to move through the curriculum

Referral partners like accelerators and universities earn tokens for each innovation referred


SOLV
Tokens

Experts and mentors earn tokens for sharing their expertise

Mentors and sponsors use tokens to sponsor innovations

The opportunity

CrowdSolve earns ~$3,200 per innovation over 2 years


100,000 climate innovators gestating ideas
99,000 don't make it to launch
$150M opportunity, annually

Forward looking projections cannot be guaranteed.

Our founders



Tim Wolters
CEO & CTO

Tim founded 1000 Gretas, and formerly, 3 venture backed software companies. His last company was RoundPegg as CEO, Techstars alumni 2010. He is a software nerd at heart and serial entrepreneur.



Leah Bowes
COO

Leah is a seasoned customer experience and operations executive who has spent her career dedicated to creating world-class customer experiences and building teams.



Ronald Hans
VP of Sponsorships

Ron has been increasing digital access in emerging markets for the past two decades. He is a founding partner of Tech Talk Media, a content company and start-up exchange.

The dream team



Kirsten Lindholm
Dir of Customer Success



Chris McCarthy
Chief Economist



Brandon Line
Product Management



Rob Kellogg
Director of Innovation



Jack Fritzinger
Dir of Partnerships



Allie Reitz
Dir of Product Design



Naphtali Obed
Innovator in Residence

Our progress

WINTER '22	Spring '22	Summer '22	Today
MVP Launch	**Innovation pilot program** Innovators onboarded and tested the MVP	**Referral partner pilot program** Worked closely with incubators, accelerators, and universities	10+ referral partners 40+ active innovations 298 learning modules in progress

Our early partners

FOUNDER INSTITUTE
1000 GRETAS
On Deck
TECHTALK MEDIA
ANTLER
pcv

We partner with organizations that drive social impact.

- incubators
- accelerators
- universities

gener8tor

OpenGrants

- foundations
- corporations
- investors.

A call for conscious urgency

"We are the first generation to feel the effect of climate change and the last generation who can do something about it."

- Barack Obama

Let's solve for zero, together

An investment in CrowdSolve directly benefits thousands of climate innovators and supports access to early-stage climate entrepreneurship around the world.



Your investment in CrowdSolve moves climate innovation forward

Software development improves the innovator experience and speeds up climate innovation

Marketing expands the CrowdSolve ecosystem of innovators and partners



Building our team increases our bandwidth to support the climate innovators we serve

Curriculum expansion brings together more resources and knowledge for innovators

5-year projected impact



1,000 innovations
0.1 Gt & 10 million lives
2,000 innovations
0.2 Gt & 20 million lives
5,000 innovations
0.5 Gt & 50 million lives
10,000 innovations
1 Gt & 100 million lives
15,000 innovations
1.5 Gt & 150 million lives
Gt - gigaton, or 1 billion tons, of GHG emissions removed or prevented.

Forward-looking projections are not guaranteed.

CrowdSolve's game plan

Jan '23
- 100 Innovators!
- Corporate sponsor pilot
  - Corporations fund innovations
  - Data-driven impact results

April '23
- Strategic partner pilot program
  - Partners can use progress and impact data to make informed decisions

July '23
- 1,000 Innovators!
- Referral partners doubled

Jan '24
- Active corporate & strategic partnership programs

Forward-looking projections are not guaranteed.

We hope you'll invest in CrowdSolve!

Questions?
Please don't hesitate to reach out to our team at
hello@crowdsolve.eco

Downloads

Latimer Crowdsolve.mp4